Contactar

www.linkedin.com/in/rioseco-gerardo-18698a2b (LinkedIn)

Aptitudes principales

Planificación estratégica
Negociación
Estrategia de mercadotecnia

Rioseco Gerardo

VP Lealtad Grupo Posadas
Naucalpan de Juárez, México, México

Experiencia

Grupo Posadas

26 años 1 mes

Vice Presidente Provac
noviembre de 2011 - Present (13 años 8 meses)

Dir Comercial Provac
junio de 1999 - noviembre de 2011 (12 años 6 meses)

Educación

Universidad Anáhuac Mexico Sur

Ingeniero Industrial · (1982 - 1986)